SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome

Shinjuku-ku, Tokyo 150-8510, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F           X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

April 28, 2020	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

April 28, 2020

Press Release

Company Name: LINE Corporation
Representative: Takeshi Idezawa, President and Representative Director
Code Number: 3938, First Section, Tokyo Stock Exchange
Inquiries: Corporate Development / Investor Relations
TEL: 03-4316-2050

Notice Regarding Determination of Number of Allottees and Other Details of Stock Option Issuance

Regarding the stock option program resolved at the board of directors’ meetings held on July 9, 2019 and March 30, 2020 respectively, LINE Corporation (“Company”) announces that it has determined the categories and number of allottees as well as the number of stock options based on the board of directors’ resolution made on April 28, 2020.

The categories and number of allottees below are assumptions at the time of this notice’s publication and are subject to change. Furthermore, the number of stock options below is the maximum quantity of stock options that the Company may issue. Therefore, it may decrease according to the actual number of allottees or for other reasons.

LINE Corporation 25th Stock Options

(1)	Total Number of Stock Options

48,226 allotments

22,644 allotments for employees of the Company

25,582 allotments for employees of the Company’s subsidiaries

(2)	Categories and Number of Allottees, and Number of Stock Options

Category of Allottees	Number of Allottees	Number of Stock Options
Employees of the Company	2,396	22,644
Employees of the Company’s subsidiaries	3,415	25,582

Total	5,811	48,226